JASDAQ

News Release

November 22, 2006



CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice President
81-3-5785-6110

Notice of Acquisition and Conversion to Subsidiary

Tokyo, Japan, November 22, 2006 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd., decided to acquire a majority stake in S-CREW Inc. and convert it into a subsidiary. Details are as follows.

1. Reason for acquiring shares

Targeting the F0 (girls 19 years old or under) to F1 (women 20 to 34 years old) consumer groups, S-CREW Inc. operates a commerce site that has won top-level rankings by the i-mode and EZweb mobile Internet service providers. The commercial site features the highly popular Nutty collection and JELLY, a service that combines magazine, personal computer, and mobile content. S-CREW also operates a content service site that has received top ranking for its popular song ringing tone service FARMIX Full Sound and many other content services.

Because of these capabilities, the CYBIRD Group is positioning S-CREW as a strategic subsidiary in its mobile commerce business. The Group decided to acquire a stake in the company and make it a subsidiary to support its drive to rapidly accelerate development of its mobile commerce business by achieving an early realization of group synergies between the core businesses of CYBIRD Co., Ltd., and JIMOS CO., LTD.

By working in concert with S-CREW, CYBIRD plans to further expand the content service sales of both companies by mutually sharing customers for the many content services of S-CREW and the CYBIRD Group. In addition, CYBIRD and S-CREW will aim to achieve more efficient operations by sharing site development and operation.

2. Outline of New Subsidiary (S-CREW Inc.)

(1) Company name: S-CREW Inc.
(2) Representative: Ken Masaoka, President and CEO
(3) Head office: 6F, Glass City, 16-28 Nanpeidaicho, Shibuya-ku, Tokyo
(4) Establishment: October 20, 1999
(5) Main business: Planning, creating, and operating of, and consulting for official mobile content; constructing different types of systems; development of Web applications; Web site planning and development; Web site operation, management, and maintenance; Web design business; and site consulting for different types of Web sites.
(6) Fiscal year end: August 31
(7) Number of employees: 48 (including contracted employees)
(8) Main place of business: Same as head office
(9) Paid-in capital: ¥35 million (at August 31, 2006)
(10) Shares issued: 7,000 shares

(11) Major shareholders and their holdings:

Ken Masaoka (Representative Director)	4,000 shares (57.1%)
Hideyuki Takada (Director)	800 shares (11.4%)
Tomoyoshi Matsuda (Director)	800 shares (11.4%)

(12) Business performance in the most recent fiscal years

	Fiscal year ended August 2005	Fiscal year ended August 2006
Net sales	¥759million	¥1,533 million
Gross profit	¥479 million	¥440 million
Operating income	¥56 million	¥17 million
Ordinary income	¥51 million	¥7 million
Net income	¥24 million	¥1 million
Total assets	¥178 million	¥485 million
Shareholders' equity	¥41 million	¥71 million
Paid-in capital	¥10 million	¥35 million
Dividends per share	¥0	¥0

3. Owner shares are being acquired from

Ken Masaoka (Representative Director of S-CREW Inc.)
The Company has no capital, personal or business ties with the Owner.

4. Number of Shares Acquired, Price, and Share Ownership Before and After Acquisition

(1) Ownership before conversion:	-- shares (Ownership --)	(Voting rights – units)
(2) Shares acquired:	3,750 shares (Price: ¥150 mil.)	(Voting rights 3,750 units)
(3) Ownership after conversion:	3,750 shares (Ownership 53.6%)	(Voting rights 3,750 units)

5. Schedule

November 22, 2006:	Board of Directors Meeting
November 22, 2006:	Share Transfer Contract concluded (planned)
November 30, 2006:	Transfer of shares (planned)

6. Impact on Future Performance of CYBIRD Holdings

With the acquisition of its shares, S-CREW Inc. has become a subsidiary of the Company. However, only the 2nd quarter of the S-CREW (December 1, 2006 to February 28, 2007) will be included in consolidation for the current fiscal year. Since goodwill amortization charges for the current fiscal year are expected to be approximately ¥8 million, the Company considers that the acquisition will only have a minor impact on consolidated performance for the fiscal year ending March 2007.

(End of Document)